SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                         _________________________

                                 FORM 11-K

              x  ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                 For The Fiscal Year Ended December 31, 1997

              "  TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES  EXCHANGE ACT  OF 1934  [NO FEE
                  REQUIRED]
                 For  The  Transition  Period  From  ________ To
                  __________


                        Commission File No. 1-10704

                         _________________________

                         SPORT SUPPLY GROUP, INC.
                          EMPLOYEES' SAVINGS PLAN
                         (Full Title of the Plan)


                         SPORT SUPPLY GROUP, INC.
       (Name of issuer of the securities held pursuant to the plan)


          1901 Diplomat Drive,                75234
          Farmers Branch, Texas
          (Address of principal               (Zip code)
          executives offices)

             SPORTS SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                   INDEX

                                                                 Page

   Report of Ernst & Young LLP, Independent Auditors...........  F-2
   Report of Independent Public Accountants....................  F-3

   Statement of Net Assets Available for
    Plan Benefits With Fund Information as of December 31, 1997 F-4 Statement of Net Assets Available for
    Plan Benefits With Fund Information as of December 31, 1996 F-5 Statement of Changes in Net Assets Available for
    Plan Benefits With Fund Information for the Year Ended
    December 31, 1997..........................................  F-6
   Statement of Changes in Net Assets Available for
    Plan Benefits With Fund Information for the Year Ended
    December 31, 1996..........................................  F-7

   Notes to Financial Statements...............................  F-8

   Supplemental Schedules

   Item 27a - Schedule of Assets Held for Investment Purposes..  F-13
   Item 27d - Schedule of Reportable Transactions..............  F-14
   Item 27e - Schedule of Nonexempt Transactions...............  F-16

   Signatures..................................................  F-17
   Index to Exhibits...........................................  F-18
   Consent of Ernst & Young LLP, Independent Auditors..........  F-19
   Consent of Independent Public Accountants...................  F-20

             REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

   Plan Administrator
   Sport Supply Group, Inc. Employees' Savings Plan

   We have audited the accompanying statement of net assets available for plan benefits of the Sport Supply Group, Inc. Employees' Savings Plan (the Plan) as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements and supplemental schedules of the Plan for the year ended December 31, 1996. Their report dated April 17, 1997, expressed an unqualified opinion on those statements.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

   Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of our 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.



                                      ERNST & YOUNG LLP


   June 12, 1998
   Dallas, Texas

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Plan Administrator of the
   Sport Supply Group, Inc. Employees' Savings Plan:

   We have audited the accompanying statement of net assets available for plan benefits of the Sport Supply Group, Inc. Employees' Savings Plan (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

   Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      ARTHUR ANDERSEN LLP


   Dallas, Texas,
   April 17, 1997

                 SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               December 31, 1997


                                                 Corporate
                                                    Bond
                         Company    Retirement      High                  Basic                  Global
                          Stock    Preservation    Income     Growth      Value     Capital    Allocation
                           Fund     Trust Fund      Fund       Fund       Fund       Fund         Fund         Other     Total

ASSETS
Investments, at fair       $35,440    $  77,804     $81,141   $369,064   $196,243     $25,552       $41,025  $(16,196) $810,073
 value .................
Participant loans                -       21,175           -          -          -           -             -          -   21,175
 receivable
                            35,440       98,979      81,141    369,064    196,243      25,552        41,025   (16,196)  831,248

Employee contributions       2,712        6,284       5,416     39,662     15,548      11,480        16,901    16,196   114,199
 receivable ............
Employer contributions         622        1,342       1,095      8,271      3,118       2,323         3,520         -    20,291
 receivable ............
Total assets............    38,774      106,605      87,652    416,997    214,909      39,355        61,446         -   965,738

LIABILITIES
Contributions                    -            -           -          -          -        -                -    13,213   13,213
 refundable ............
Total liabilities.......         -            -           -          -          -         -               -    13,213   13,213

Net assets available       $38,774     $106,605     $87,652   $416,997   $214,909     $39,355       $61,446  $(13,213) $952,525
 for plan benefits .....



                                         See accompanying notes.

                  SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                  December 31, 1996


                    Money      Limited     Equity  Disciplined Company
                    Market   Volatility    Index      Value     Stock
                     Fund     Bond Fund     Fund      Fund      Fund     Total

 ASSETS
 Investments, at     $57,225   $70,221   $243,313  $187,341   $33,329  $591,429
   fair value ...
 Participant
   loans              15,965         -          -         -         -    15,965
   receivable ...
                      73,190    70,221    243,313   187,341    33,329   607,394

 Dividend/intere
   st receivable         251       359        412       215         8     1,245
 Employee
   contributions         787     1,484      7,366     3,892     1,357    14,886
   receivable ...
 Other                   439        12      1,543         -       386     2,380
   receivables ..
 Total assets ...     74,667    72,076    252,634   191,448    35,080   625,905

 LIABILITIES
 Accrued                  87     1,234          -       502        47     1,870
   liabilities ..
 Total                    87     1,234          -       502        47     1,870
   liabilities ..

 Net assets
   available for     $74,580    $70,842  $252,634  $190,946   $35,033  $624,035
   plan benefits


                               See accompanying notes.

                     SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 WITH FUND INFORMATION

                             Year Ended December 31, 1997

                                                             Retire-  Corporate
                                                               ment      Bond     Growth  Basic  Capital   Global
                   Money   Limited  Equity Discip-   Company  Preser-    High      Fund   Value    Fund   Allocation
                  Market  Volatility Index   lined     Stock  vation    Income            Fund              Fund
                   Fund     Bond      Fund   Value      Fund   Trust     Fund                                       Other  Total
Investment
  earnings:
  Dividends,
   interest       $4,155  $4,927  $ 1,259  $ 1,409   $  149   $7,744   $4,090   $28,246  $12,947     $725   $4,135  $(625) $ 69,161
   income, loan
   repayments,
   and other
  Net
   appreciation        -    (937)   7,986   (2,882)   7,674        -    1,184     6,722   12,149     (201)  (4,595)     -    27,100
   (depreciation)
   in fair value
   of investments
  Employee         5,609   6,909   19,472   13,798   10,655   20,345   14,541   112,383   45,982   32,582   47,966 (10,088) 320,154
    contributions
  Employer             -       -        -        -    1,724    3,574    2,963    23,734    9,122    6,538   10,029  (2,500)  55,184
    contributions
                   9,764  10,899   28,717   12,325   20,202   31,663   22,778   171,085   80,200   39,644   57,535 (13,213) 471,109
  Participant
    withdrawals,
    loan          (3,014) (8,137) (40,456) (69,726) (14,461)  (2,564)       -    (2,113)  (1,538)    (289)    (811)      - (143,109)
    withdrawals,
    distributions,
    and other
  Transfers      (81,330)(73,604)(240,895)(133,545)  (2,000)  77,506   64,874   248,025  136,247        -    4,722       -        -
    between funds
  Net increase   (74,580)(70,842)(252,634)(190,946)   3,741  106,605   87,652   416,997  214,909   39,355   61,446  (13,213) 328,490
    (decrease) in
    net assets
  Net assets
    available
    for plan      74,580  70,842  252,634  190,946   35,033        -        -         -        -         -        -       -  624,035
    benefits,
    beginning of
    year
  Net assets
    available
    for plan         $ -     $ -      $ -      $ -  $38,774 $106,605  $87,652  $416,997 $214,909  $39,355  $61,446 $(13,213)$952,525
    benefits, end
    of year
                                        See accompanying notes.

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                            Year Ended December 31, 1996


                   Money     Limited     Equity   Discip-    Company
                   Market    Volatility   Index    lined      Stock
                    Fund       Bond       Fund     Value       Fund      Total
                               Fund                 Fund

 Investment
  earnings:
   Dividends,
    interest      $  5,172    $  3,857    $4,739    $20,457 $    250    $34,475
    income, and
    other
 Net
  appreciation/
  (depreciation)         -        (896)   34,383      4,606  (13,250)    24,843
  in fair
  value of
  investments
 Employee           16,097      21,443    55,112     37,349    17,504   147,505
  contributions

                    21,269      24,404    94,234     62,412     4,504   206,823

 Participant
  withdrawals       (3,703)     (4,938)   (2,696)   (38,696)   (2,589)  (52,622)
  and
  distributions
 Transfers           7,516      (2,560)      517     (6,088)      615         -
  between funds
 Net increase       25,082      16,906    92,055     17,628     2,530   154,201
  in net assets
 Net assets
  available
  for plan          49,498      53,936   160,579    173,318    32,503    469,834
  benefits,
  beginning of
  year
 Net assets
  available
  for plan         $74,580     $70,842  $252,634   $190,946  $ 35,033   $624,035
  benefits, end
  of year

                                        See accompanying notes.

             SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1997

   1. Description of the Plan

        Sport Supply Group, Inc. Employees' Savings Plan (the Plan) was established on June 1, 1993, and was amended on October 18, 1995, to comply with Internal Revenue Service requirements. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

        The Plan is a defined contribution retirement plan established by Sport Supply Group, Inc. (the Company), under the provisions of
   Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferral arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Employees become eligible to participate in the Plan upon the completion of one year of service and attainment of age 21. Employees, except for leased employees and employees whose employment is governed by a collective bargaining agreement (unless agreement expressly provides for participation in the Plan), who had satisfied the eligibility requirements prior to the effective date of the Plan were eligible to participate as of June 1, 1993. Eligible employees may become participants on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date the employees satisfy the Plan's eligibility requirements.

   Contributions

        In accordance with Amendment I to the Plan, effective May 1, 1997, participants may elect to defer up to 15% of their compensation each year, wherein previously participants could defer up to 8% of their compensation. However, total deferrals for each employee in any taxable year may not exceed a dollar limit ($9,500 for 1997 and 1996) which is set by Internal Revenue Service regulations. These contributions are invested at the participant's discretion into funds administered by Bank One, Texas, N.A. until April 30, 1997, and by Merrill Lynch Trust Company of Texas (the Trustee) after April 30, 1997.

        The Company may elect to contribute to the Plan by means of a matching contribution, a special discretionary contribution, or an additional discretionary amount. The Company did not make any contributions in 1996. The Company contributed $57,684 in 1997, consisting of a matching contribution equal to 25% of a participant's deferrals up to 6% of the employee's eligible compensation. Effective May 1, 1997, Amendment I to the Plan allows the Company to contribute to the Plan more than once a year, and states that all Company contributions are fully vested and not subject to forfeiture. Amendment I also requires the employee to be actively employed on the last day of the month in which the Company's contribution is made. Until May 1, 1997, a participant must be actively employed on the last day of Plan year or complete more than 500 hours of service prior to terminating employment in order to share in the Company's matching contribution, special discretionary contribution, or additional discretionary amount.

   Investment Options

        Through April 30, 1997, participants could direct contributions into the following investment options:

        Money Market Fund - This fund invest in instruments in which the dollar-weighted average portfolio maturity may not exceed 90 days.


   1. Description of the Plan (continued)

        Limited Volatility Bond Fund - This fund invests in bonds, preferred stocks, and obligations issued or guaranteed by the U.S. government. All remaining assets will be invested in debt securities of all types.

        Equity Index Fund - This fund invests in the stocks which comprise the Standard & Poor's 500 Composite Index.

        Disciplined Value Fund - This fund invests in equity securities with below-market average price-to-earnings and price-to-book ratios.

        Company Stock Fund - This fund invests principally in the Company's common stock.

        As of May 1, 1997, the Company offered the following new investment options, including the Company Stock Fund:

        Retirement Preservation Trust Fund - This fund invests in assets with AAA or Aaa ratings or U.S. Government agency securities.

        Corporate Bond High Income Fund - This fund invests primarily in a diversified portfolio of corporate fixed income securities, such as corporate bonds and notes, convertible securities and preferred stocks.

        Growth Fund - This fund invests in a diversified portfolio of primarily equity securities placing principal emphasis on those securities that management of the fund believes to be undervalued.

        Basic Value Fund - This fund invests in securities, primarily equities, that management of the fund believes are undervalued.

        Capital Fund - This fund invests in equity, debt (including money market) and convertible securities to achieve the highest total investment return.

        Global Allocation Fund - This fund invests in United States and foreign equity, debt, and money market securities, the combination of which will be varied in response to changing market and economic trends.

   Vesting

        A participant is 100% vested in his/her salary deferral amounts contributed to the Plan and, effective May 1, 1997, in any of the Company's contributions made to the Plan.


   1. Description of the Plan (continued)

   Benefits

        Participants or beneficiaries are able to receive vested funds from their accounts under the following circumstances:

        Normal retirement (normal retirement age is 65)
        Late retirement
        Death
        Total and permanent disability

        If a participant terminates for reasons other than those listed above, he/she will be entitled to receive only the vested portion of his/her account.

   Participant Loans

        The Trustee may, at its discretion, make loans to participants and beneficiaries. The amount the Plan may loan to a participant is limited by rules under the IRC. The outstanding balance of any one participant's loans will be limited to the lesser of $50,000 or one-half of the participant's vested account balance. The minimum loan is $1,000. Participant loan balances and related loan activity are included in the Retirement Preservation Trust Fund in 1997 and the Money Market Fund in 1996.

   Hardship Withdrawals

        Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Participants may not make contributions for at least one year after the receipt of the distribution.

   2. Income Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving its determination letter; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of IRC.

   3. Plan Termination

        While it currently has no intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, all participants will become fully vested, and the assets of the Plan will be distributed to the participants in accordance with the Plan provisions.

   4. Summary of Significant Accounting Policies

   Basis of Accounting

        The Plan's financial statements have been prepared on the accrual basis of accounting.

   4. Summary of Significant Accounting Policies (continued)

   Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

   Income Recognition

        Interest and other income are recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

   Investment Valuation

        Investments of the Plan are stated at their fair values. The Company's stock is valued at the last sales price on the day of valuation, or lacking any sales, at the price at which it was last traded prior to the valuation day. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

   Administrative and Investment Expenses

        All trustee fees, investment management fees, record-keeping fees, and audit fees are paid by the Company at its discretion on behalf of the Plan. The Company paid fees on behalf of the Plan of approximately $20,000 and $40,000 for 1997 and 1996, respectively.

   5. Investments

        The following investments represented 5% or more of the net assets available for plan benefits at December 31:

                                                    1997       1996
                Description

     The One Group Prime Money Market Fund        $      -     $ 57,225
     The One Group Limited Volatility Bond Fund          -       70,221
     The One Group Equity Index Fund .....               -      243,313
     The One Group Disciplined Value Fund                -      187,341
     Sports Supply Group, Inc. Common Stock              -       33,329
     Retirement Preservation Trust Fund ..          77,804            -
     Corporate Bond High Income Fund .....          81,141            -
     Growth Fund .........................         369,064            -
     Basic Value Fund ....................         196,243            -

   6. Nonexempt Transactions

        Certain employee contributions from 1994 to 1997 were not deposited into the Plan's trust on a timely basis, resulting in nonexempt transactions which have been disclosed in a supplemental schedule, due primarily to the transition of the Plan's trustee from Bank One, Texas, N.A. to Merrill Lynch Trust Company of Texas. These contributions were subsequently deposited into the Plan's trust during 1997 and the first six months of 1998.

   7. Year 2000 (unaudited)

        The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on Plan operations.

             SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             DECEMBER 31, 1997

                              EIN: 75-2241783

                                PLAN #: 001



                                                                   (e)
   (a)             (b)                     (c)           (d)      Current
        Identity of Issuer         Description           Cost      Value

    *   Merrill Lynch Trust   Retirement              $ 77,804   $  77,804
        Co. of Texas           Preservation Trust
                               Fund
    *   Merrill Lynch Trust   Corporate Bond High       80,204      81,141
        Co. of Texas           Income Fund
    *   Merrill Lynch Trust   Growth Fund              362,787     369,064
        Co. of Texas
    *   Merrill Lynch Trust   Basic Value Fund         184,262     196,243
        Co. of Texas
    *   Merrill Lynch Trust   Capital Fund              25,762      25,552
        Co. of Texas
    *   Merrill Lynch Trust   Global Allocation Fund    45,601      41,025
        Co. of Texas
    *   Sport Supply Group,   Common Stock              35,290      35,440
        Inc.
    *   Participants          Participant loans with
                               interest rates
                               ranging from 8.25% to         -      21,175
                               10%
                                                      $811,710    $847,444

   *Party-in-interest

             SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                       YEAR ENDED DECEMBER 31, 1997
                              EIN: 75-2241783
                                PLAN #: 001

                                                                        (h)
                                                                      Current
                                                                      Value of
                                                                     Assets on
    (a)             (b)                   (c)        (d)      (g)    Transaction    (i)
Identy of                              Purchase    Selling  Cost of     Date      Net Gain
Party Involced Description of Asset      Price     Price    Assets                or (Loss)


Category (i) - Individual transactions in excess of 5% of plan assets
*Bank One,      The One Group Limited   $     -   $75,091   $76,245  $75,091    $(1,154)
 Texas, N.A.     Volatility Bond Fund
*Bank One,      The One Group Equity          -   263,883   199,249  263,883     64,634
 Texas, N.A.     Index Fund
*Bank One,      The One Group                 -   193,323   185,872  193,323      7,451
 Texas, N.A.     Disciplined Value Fund
*Merrill Lynch  Retirement               65,366         -    65,366   65,366          -
 Trust Company  Preservation Trust
 of Texas       Fund
*Merrill Lynch  Basic Value Fund        133,545         -   133,545  133,545          -
 Trust Company
 of Texas
*Merrill Lynch  Corporate Bond High      73,604         -    73,604   73,604          -
 Trust Company  Income Fund
 of Texas
*Merrill Lynch  Growth Fund             240,895         -   240,895  240,895          -
 Trust Company
 of Texas

Category (iii) - Series of transactions in excess of 5% of plan assets

*Bank One,      The Group One Prime     684,513         -   684,513  684,513          -
 Texas, N.A.     Money Market Fund            -   741,738   741,738  741,738          -

*Bank One,      The One Group Limited    7,888          -     7,888    7,888          -
 Texas, N.A.     Volatility Bond Fund        -     77,173    78,347   77,173     (1,174)

*Bank One,      The One Group           12,747          -    12,747   12,747          -
 Texas, N.A.     Disciplined Value           -    197,206   189,467  197,206      7,739
                 Fund

*Bank One,      The One Group Equity    22,228          -    22,228   22,228          -
 Texas, N.A.     Index Fund                  -    273,529   206,270  273,529     67,259

*Merrill Lynch  Retirement              88,512          -    88,512   88,512          -
 Trust Company   Preservation Trust          -     10,708    10,708   10,708          -
 of Texas        Fund

*Merrill Lynch  Growth Fund            368,199          -   368,199  368,199          -
 Trust Company                               -      5,857     5,412    5,857        445
 of Texas

             SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

        ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)

                       YEAR ENDED DECEMBER 31, 1997

                              EIN: 75-2241783

                                PLAN #: 001


                                                                        (h)
                                                                      Current
                                                                      Value of
                                                                     Assets on
    (a)             (b)                   (c)        (d)      (g)    Transaction    (i)
Identy of                              Purchase    Selling  Cost of     Date      Net Gain
Party Involced Description of Asset      Price     Price    Assets                or (Loss)


Category (iii) - Series of transactions in excess of 5% of plan assets (continued)

*Merrill Lynch  Basic Value Fund      $189,899  $       -  $189,899 $189,899    $     -
 Trust Company                               -      5,806     5,637    5,806        169
 of Texas

*Merrill Lynch  Corporate Bond High     89,378          -    89,378   84,378          -
 Trust Company   Income Fund                 -      9,422     9,174    9,422        248
 of Texas

*Merrill Lynch  Global Allocation Fund  46,475          -    46,475   46,475          -
 Trust Company                               -        855       874      855        (19)
 of Texas


 *Party-in-interest
 Columns (e) and (f) are not applicable.

             SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
               ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS
                       YEAR ENDED DECEMBER 31, 1997
                              EIN: 75-2241783
                                PLAN #: 001

                                                          (c)
                                              Description of Transactions
                                (b)          Including Maturity Date, Rate
           (a)         Relationship to Plan, of Interest, Collateral, Par,
      Identity of        Employer, or                    or
    Party Involved       Other Party-               Maturity Value
                          in-Interest

   Sports Supply       Employer              Contributions of $1,863 for
   Group, Inc.                               the payroll periods from
                                             December 1994 through June
                                             1996 were deposited May 5,
                                             1997.
   Sports Supply       Employer              Contributions of $1,180 for
   Group, Inc.                               the payroll period December
                                             1996 were deposited May 5,
                                             1997.
   Sports Supply       Employer              Contributions of $5,231 for
   Group, Inc.                               the payroll period March 1997
                                             were deposited May 5, 1997.
   Sports Supply       Employer              Contributions of $39,019 for
   Group, Inc.                               the payroll period in May
                                             1997 were deposited on July
                                             24, 1997.
   Sports Supply       Employer              Contributions of $39,803 for
   Group, Inc.                               the payroll period in June
                                             1997 were deposited
                                             August 12, 1997.
   Sports Supply       Employer              Contributions of $51,510 for
   Group, Inc.                               the payroll periods in August
                                             and September 1997 were
                                             deposited November 12, 1997.
   Sports Supply       Employer              Contributions of $16,196 for
   Group, Inc.                               the payroll periods in
                                             September 1997 were deposited
                                             in June 1998.
   Sports Supply       Employer              Contributions of $64,980 for
   Group, Inc.                               the payroll periods in
                                             October and November 1997
                                             were deposited January 15,
                                             1998.
   Sports Supply       Employer              Contributions of $34,800 for
   Group, Inc.                               the payroll period in
                                             December 1997 were deposited
                                             March 5, 1998.

   Columns (d) - purchase price, (e) - selling price, (f) - lease rental, (g) - expenses incurred in connection with transaction, (h) - cost of asset, (i) - current value of asset, and (j) - net gain or
   (loss) on each transaction are not applicable.

                                SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SPORT SUPPLY GROUP, INC.
                                   EMPLOYEES' SAVINGS PLAN




   June 29, 1998                   By: /s/ John P. Walker

                                      John P. Walker
                                      Chief Financial Officer

                             INDEX TO EXHIBITS



   Number                               Description
    Page

   23         Consent of Ernst & Young LLP, Independent Auditors    F-19
   23.1       Consent of  Independent Public Accountants            F-20